Filed by SLR Senior Investment Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: SLR Senior Investment Corp.

Commission File No. 814-00849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 21, 2022

SLR Senior Investment Corp.

(Exact name of registrant as specified in its charter)

Maryland	814-00849	27-4288022
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Park Avenue, New York, NY		10022
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (212) 993-1670

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	SUNS	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

SLR Senior Investment Corp., a Maryland corporation (the “Company”), held its Special Meeting of Stockholders (the “Meeting”) on March 21, 2022 and submitted one matter to the vote of the stockholders. A summary of the matter voted upon by stockholders is set forth below.

1. Stockholders approved the merger of the Company and Solstice Merger Sub, Inc., a Maryland corporation (“Merger Sub”), a Maryland corporation and a wholly owned subsidiary of SLR Investment Corp. (“SLRC”), pursuant to the Agreement and Plan of Merger, dated as of December 1, 2021 (the “Merger Agreement”), by and among SLRC, the Company, Merger Sub and, for the limited purposes set forth therein, SLR Capital Partners, LLC, a Delaware limited liability company and investment adviser to SLRC and the Company, and the other transactions contemplated by the Merger Agreement, based on the following votes:

Votes For	Votes Against	Abstain
9,143,411	516,759	96,938

Item 7.01. Regulation FD Disclosure.

On March 21, 2022, the Company and SLRC issued a joint press release announcing, among other things, the voting results at the Meeting. A copy of the press release is furnished herewith as Exhibit 99.1.

The information in Item 7.01 and Exhibit 99.1 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

Some of the statements in this current report on Form 8-K (the “Report”) constitute forward-looking statements because they relate to future events, future performance or financial condition or the Merger. The forward-looking statements may include statements as to: future operating results of the Company and SLRC and distribution projections; business prospects of the Company and SLRC and the prospects of their portfolio companies; and the impact of the investments that the Company and SLRC expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this Report involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected elimination of certain expenses and costs due to the Merger; (iv) the possibility that competing offers or acquisition proposals will be made; (v) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vi) risks related to diverting management’s attention from ongoing business operations; (vii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (viii) changes in the economy, financial markets and political environment; (ix) risks associated with possible disruption in the operations of the Company and SLRC or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (x) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xi) conditions in the Company’s and SLRC’s operating areas, particularly with respect to business development companies or regulated investment companies; (xii) general considerations associated with the COVID-19 pandemic; and (xiii) other considerations that may be disclosed from time to time in the Company’s and SLRC’s publicly disseminated documents and filings. The Company and SLRC have based the forward-looking statements included in this Report on information available to it on the date of this Report, and the Company and SLRC assume no obligation to update any such forward-looking statements. Although the Company and SLRC undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that the Company and SLRC in the future may file with the Securities and Exchange Commission (the “SEC”), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This Report relates to the proposed Merger of the Company and SLRC. In connection with the proposed Merger, each of the Company and SLRC has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of the Company and SLRC and a prospectus of SLRC (the “Joint Proxy Statement”). This Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF THE COMPANY AND SLRC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, SLRC, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by the Company, from the Company’s website at www.slrseniorinvestmentcorp.com and, for documents filed by SLRC, from SLRC’s website at www.slrinvestmentcorp.com.

Item 9.01 Financial Statements and Exhibits.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Exhibits.

Exhibit No.	Description

99.1	Joint press release of SLR Investment Corp. and SLR Senior Investment Corp., dated March 21, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SLR Senior Investment Corp.

Date: March 21, 2022	By:	/s/ Richard L. Peteka
Richard L. Peteka
Secretary

Exhibit 99.1

SLR Investment Corp. and SLR Senior Investment Corp.

Announce Stockholder Approval of Merger

NEW YORK – March 21, 2022—SLR Investment Corp. (NASDAQ: SLRC) (“SLRC”) and SLR Senior Investment Corp. (NASDAQ: SUNS) (“SUNS”) are pleased to announce that each company obtained stockholder approval of the proposals related to the previously announced merger of SLRC and SUNS (the “Merger”) at their respective special meetings of stockholders held on March 21, 2022.

Stockholders voted overwhelmingly in favor of the proposals relating to the Merger, as approximately 95% of voting SUNS stockholders and approximately 98% of voting SLRC stockholders supported the Merger. The transaction is currently expected to close on or about April 1, 2022, subject to the satisfaction of customary closing conditions.

“We would like to thank both SLRC and SUNS stockholders for their overwhelming support of the transaction,” said Michael Gross, Co-Chief Executive Officer of SLR Investment Corp. and SLR Senior Investment Corp. “We look forward to completing the merger and leveraging the benefits provided by the larger combined company which will operate with greater scale, portfolio diversity and financial flexibility.”

About SLR Investment Corp.

SLR Investment Corp. is a closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940. A specialty finance company with expertise in several niche markets, SLRC primarily invests directly and indirectly in leveraged, U. S. middle market companies in the form of cash flow senior secured loans including first lien and second lien debt instruments and asset-based loans including senior secured loans collateralized on a first lien basis primarily by current assets. For more information, please visit: www.slrinvestmentcorp.com

About SLR Senior Investment Corp.

SLR Senior Investment Corp. is a closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940. A specialty finance company with expertise in several niche markets, SUNS primarily invests directly and indirectly in leveraged, U.S. middle market companies primarily in the form of cash flow first lien senior secured debt instruments and asset-based loans including senior secured loans collateralized on a first lien basis primarily by current assets. For more information, please visit: www.slrseniorinvestmentcorp.com

About SLR Capital Partners, LLC

SLR Capital Partners is an SEC-registered investment adviser that primarily invests in leveraged, U.S. middle market companies in the form of cash flow and asset-based senior secured investments. Currently, SLR Capital Partners manages public and private business development companies, private credit funds and separately managed accounts, including serving as the investment adviser to SLRC and SUNS.

Since its formation in 2006, SLR Capital Partners and its affiliates have invested over $15 billion in approximately 1,500 different portfolio companies with approximately 250 private equity sponsors. SLR Capital Partners was founded by Michael Gross and Bruce Spohler, who each have over 30 years of investment experience through multiple credit cycles. For more information, please visit: https://www.slrcapitalpartners.com

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition or the Merger. The forward-looking statements may include statements as to: future operating results of SLRC and SUNS and distribution projections; business prospects of SLRC and SUNS and the prospects of their portfolio companies; and the impact of the investments that SLRC and SUNS expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Merger; (iii) the ability to realize the anticipated benefits of the Merger, including the expected elimination of certain expenses and costs due to the Merger; (iv) the possibility that competing offers or acquisition proposals will be made; (v) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (vi) risks related to diverting management’s attention from ongoing business operations; (vii) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (viii) changes in the economy, financial markets and political environment; (ix) risks associated with possible disruption in the operations of SUNS and SLRC or the economy generally due to terrorism, natural disasters or the COVID-19 pandemic; (x) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xi) conditions in SLRC’s and SUNS’s operating areas, particularly with respect to business development companies or regulated investment companies; (xii) general considerations associated with the COVID-19 pandemic; and (xiii) other considerations that may be disclosed from time to time in SLRC’s and SUNS’s publicly disseminated documents and filings. SLRC and SUNS have based the forward-looking statements included in this press release on information available to it on the date of this press release, and SLRC and SUNS assume no obligation to update any such forward-looking statements. Although SLRC and SUNS undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that it may make directly to you or through reports that SLRC and SUNS in the future may file with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to the proposed Merger of SLRC and SUNS. In connection with the proposed Merger, each of SLRC and SUNS has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of SLRC and SUNS and a prospectus of SLRC (the “Joint Proxy Statement”). This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF SLRC AND SUNS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR

SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SLRC, SUNS, THE MERGERS AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the Securities and Exchange Commission (the “SEC”) free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by SLRC, from SLRC’s website at www.slrinvestmentcorp.com and, for documents filed by SUNS, from SUNS’s website at www.slrseniorinvestmentcorp.com.

Contact

SLR Investment Corp. and SLR Senior Investment Corp.

Investor Relations (646) 308-8770